

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2019

Kent B. Wilson
Chief Executive Officer
Alpine 4 Technologies Ltd.
2525 E Arizona Biltmore Circle, Suite 237
Phoenix, AZ 85016

     Re: Alpine 4 Technologies Ltd.
         Preliminary Proxy Statement on Schedule 14A
         Filed June 24, 2019
         File No. 000-55205

Dear Mr. Wilson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Telecommunications